U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 6, 2005

TRAMFORD INTERNATIONAL LIMITED

34th Floor, West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

Tramford Announces Appointment of Independent Director
SIGNATURE

Tramford Announces Appointment of Independent Director

HONG KONG — April 6, 2005 — Tramford International Limited (NASDAQ: TRFDF) (“Tramford” or the “Company”) announced today the appointment of Mr. Peter Fu as Independent Director and Audit Committee member pursuant to a resolution passed in the Company’s board meeting held on April 5, 2005.

Mr. Fu began his career in the finance industry in 1978 after his graduation from Wharton School, University of Pennsylvania. He made his mark as one of the top institutional sales in Hong Kong when he worked for HG Asia (currently known as ABN Amro) in the mid-80s. Since then, Mr. Fu had taken up senior sales positions in other investment banks including Citicorp Vickers and Barings Securities in Hong Kong. For the ten years between late 1991 and early 2001, Mr. Fu was one of the senior executives of the Peregrine Group in Hong Kong, which operates currently under the name of BNP Paribas Peregrine. He is currently head of the corporate finance team of the Kim Eng Group focusing on Hong Kong and China business. Headquartered in Singapore, the Kim Eng Group is one of the largest investment banks in Asia.

Following the change, the directors of the Company as at the date of this announcement were as follows: -

Executive Directors:

Zhao Chang Shan, Jeff Qian, Michael Siu

Independent Directors

Peter Fu, Zhu Xiao Hui, Yu Xiang Dong, L. C. Wan

About Tramford

Tramford, through its subsidiaries, is engaged in network security and related software development businesses. The major customers include large enterprises and government bureaus.

Contact:	Tramford International Limited
Michael Siu, 852-21056253
Email: michaelsiu@behl.com.hk
Source:	Tramford International Limited

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (Registrant) Dated: April 6, 2005

By:	/s/ Michael Siu
Name:	Michael Siu
Title:	Executive Director Chief Financial Officer Company Secretary